Electronic Transaction Clearing, Inc.
Notes to the Statement of Financial Condition
December 31, 2017

1. Summary of Business and Significant Accounting Policies

Business

Electronic Transaction Clearing, Inc. (the "Company") was incorporated on November 9, 2007 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as well as exchanges and other self-regulatory organizations. The Company is also a member of the National Securities Clearing Corporation ("NSCC") and a participant in the Depository Trust Company ("DTC"). The Company maintains omnibus relationships with Lek Securities Corporation ("Lek") and Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"). The Company provides clearing services to customers and correspondent broker-dealers, and is a wholly owned subsidiary of ETC Global Holdings, Inc. (the "Parent").

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost, net of accumulated depreciation of $43,450. Depreciation is computed under the straight-line method using estimated useful lives of five to seven years.

Clearing Fees

Clearing fees and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Interest Income and Expense

Interest income earned on the Company cash balances is recorded on an accrual basis. Under the terms of the omnibus agreements, ICBC and Lek provide financing facilities to the Company's clients. These borrowings do not reflect borrowing of the Company. The Company recorded interest associated with client borrowing on a gross basis and is presented as interest income and expense in the accompanying financial statements.

1.   Summary of Business and Significant Accounting Policies (continued)

Rebates, Trade Processing, and Clearing Income

The Company charges each professional trading firm client an additional processing fee, for the added operational and compliance resource requirements associated with providing services to those types of firms. Clients also pay a fee for the processing of regulatory reports regarding their trading activities. Finally, the Company charges certain regulatory fees to every client's sell side trade. The Company computes regulatory fees at the prevailing rate published by the SEC. This fee is then rounded up to the nearest penny, which is carried in the ETC miscellaneous income account. The Company pays invoices it receives from execution venues from this account for regulatory fees charged at those venues. This may end up in a monthly positive revenue item for the Company if the fees charged by venues is less than the fees charged to clients. Any income is recognized when there are no further obligations to pay to the venues for the applicable reporting period.

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Only those income tax benefits that management believes are more likely than not to be sustained are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

1.   <u>Summary of Business and Significant Accounting Policies (continued)</u>

<u>Use of Estimates</u>

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

<u>Recently Issued</u>

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." The ASU outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Additionally the ASU expands the disclosure requirements for revenue recognition. The ASU is effective for the first interim period within annual reporting periods beginning after December 15, 2017.

The Company does not believe that the ASU will have a material impact on its revenue recognition once adopted in 2018. Additionally, there will be no adjustment required to the Company's net capital as of December 31, 2017 regarding any contracts with existing customers.

2.   <u>Fair Value Measurement</u>

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2.   Fair Value Measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

>   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

>   Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

>   Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

	Level 1	Level 2	Level 3	Netting & Collateral	Total
ASSETS					
Deposits with Clearing Organizations	$ 0	$ 2,460,022	$ 0	$ 0	$ 2,460,022

There were no transfers between level 1 and level 2 during the year.

The following table presents the carrying values and estimated fair values of the Company's financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, at December 31, 2017 and information is provided on their classification within the fair value hierarchy.

2.   Fair Value Measurement (continued)

Fair Value Measurements of Financial Assets and Liabilities
As of December 31, 2017

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$ 22,520,488	$ 22,520,488	$ –	$ –	$ 22,520,488
Cash Segregated under federal and other regulations	23,626,853	23,626,853	–	–	23,626,853
Deposits with clearing organizations	9,371,264	–	9,371,264	–	9,371,264
Receivable from broker-dealers and clearing organizations	1,057,744	–	1,057,744	–	1,057,744
Receivable from broker-dealer omnibus accounts - PAB	3,565,841	–	3,565,841	–	3,565,841
Receivable from broker-dealer omnibus accounts – customers	66,532,998	–	66,532,998	–	66,532,998
Receivable from customers omnibus accounts	378,335	–	378,335	–	378,335
Receivable from customers	939,475	–	939,475	–	939,475
TOTALS	$ 127,992,998	$ 46,147,341	$ 81,845,657	$ 0	$ 127,992,998

2.   Fair Value Measurement (continued)

LIABILITIES

Payable to broker-dealers and clearing organizations	$ 5,835,711	$ –	$ 5,835,711	$ –	$ 5,835,711
Payable to broker-dealer omnibus accounts - PAB	799, 123	–	799, 123	–	799, 123
Payable to broker-dealer omnibus accounts - customers	534,660	–	534,660	–	534,660
Payable to customers omnibus accounts	66,461,263	–	66,461,263	–	66,461,263
Payable to customers	21,456,307	–	21,456,307	–	21,456,307
TOTALS	$ 95,087,064	$ 0	$ 95,087,064	$ 0	$ 95,087,064

3.   Cash Segregated Under Federal and Other Regulations

Cash of $23,626,853 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of broker-dealers ("PAB").

4.   Deposits with Clearing and Depository Organizations

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of $10,000 in cash and/or shares of DTC. As of December 31, 2017, the Company had a $7,500 cash deposit and owned 25 shares of $100 par value DTC Preferred Series A Stock. These total deposits at DTC are reported as part of the deposits with clearing and depository organizations.

Under the DTC shareholders' agreement, the Company is required to participate in the DTC common stock mandatory purchase. On December 31, 2017, the Company had 118.91555 shares of DTC common stock valued at $2,457,522 which is reported as part of the deposits with clearing and depository organizations.

4.   Deposits with Clearing and Depository Organizations (continued)

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements vary from time to time based on the Company's activities with NSCC. On October 2, 2017, NSCC moved $2,000,000 of the Company's NSCC clearing fund deposit to the DTC participant fund to facilitate settlement of equity transactions at DTC. At December 31, 2017, the Company had $2,000,000 and $7,113,764 on deposit in the DTC participant fund and NSCC clearing fund, respectively. The total NSCC clearing fund requirement at December 31, 2017 was $6,549,487 which includes an adequate assurance requirement of $6,000,000.   Due to restrictions on withdrawal of DTC participant fund and NSCC clearing fund deposits, these amounts are not available for immediate operating capital needs.

Under the Company's clearing agreement with Lek, the Company maintained the minimum required deposit of $100,000 at December 31, 2017.

Pursuant to an amendment to the ICBC clearing agreement executed in April 2017, the Company maintained the minimum required deposit of $150,000 at December 31, 2017.

5.   Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 262,448	$ 40,382
Securities borrowed	65,300	–
Fees receivable/payable	10,700	–
Receivable from broker-dealers	719,296	–
Payable to broker-dealers	–	5,795,329
	$ 1,057,744	$ 5,835,711

6.   Receivable from and Payable to Broker-Dealer Omnibus Accounts and Receivable from and Payable to Customers Omnibus Accounts

Amounts receivable from customer and broker-dealer omnibus accounts represent amounts on deposit with custodians with whom the Company has an omnibus relationship. Amounts payable to customer and broker-dealer omnibus accounts include amounts due on cash and transactions with which the Company has a clearing agreement and omnibus custody agreement.

7. <u>Receivable from and Payable to Customers</u>

Amounts receivable from and payable to customers include amounts due or held on cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying statement of financial condition.

8. <u>Bank Loan</u>

The Company is party to a broker loan and security agreement with BMO Harris Bank N.A. that provides a revolving uncommitted secured lending facility with a maximum borrowing amount of $50,000,000. Interest is charged on amounts borrowed at a per annum rate that is mutually agreed upon when a loan is requested by the Company. The actual interest rates charged ranged from 2.16% to 2.56% during 2017. The facility includes a sub-limit of $1,000,000 that can be borrowed on an overnight basis to fund deposit requirements of the NSCC. There were no loans outstanding as of December 31, 2017.

9. <u>Related Party Transactions</u>

Effective January 1, 2017, the Company amended the management agreement under which the Company pays monthly fees to the Parent and an incentive fee equal to 10.2% of the Company's monthly modified net income.

Effective January 2017, the Company entered into a service agreement with an affiliate of the Parent, ETC Processing Technologies LLC ("ETCPT") under which the Company pays a monthly fee for back office technology and support services, IT support and equipment maintenance services.

The Company provides clearing services to an entity that is affiliated with a member of the Board of Managers of ETC Global Group, LLC ("ETCGG"). The Parent is a wholly-owned subsidiary of ETCGG.

Included in other deposits and receivables and accounts payable and accrued liabilities are a receivable from and a payable to affiliated entities of $13,075 and $2,483, respectively.

9.   Related Party Transactions (continued)

The Parent owns 26.75% of a broker dealer who introduces accounts to the Company. Included in receivables from broker-dealers and clearing organizations is a receivable of $33,955 from this broker dealer that is fully reserved at December 31, 2017.

On December 12, 2011, the Company entered into a lending and security agreement of an uncommitted revolving line of credit with the Parent. Interest is charged at 10% per annum, payable on a monthly basis with a maximum borrowing facility amount of $10,000,000. Any utilization of this line of credit is subject to availability of funds and is approved by the Parent's Board of Directors. There were no balances outstanding on this line of credit at December 31, 2017.

10.   Subordinated Borrowings

On August 30, 2013, the Company entered into a subordinated loan agreement with the Parent which expired on August 30, 2014. The agreement was amended to extend the maturity date and added an Automatic Rollover Provision for future maturity date extensions. The current maturity date is August 30, 2018. Loans outstanding under the agreement bear interest at 16.5% per annum which is payable on a monthly basis. At December 31, 2017, the outstanding loan balance totaled $1,000,000.

On April 28, 2015 the Company entered into a subordinated loan agreement with the Parent which had a maturity date of April 28, 2016. The agreement was amended on November 20, 2015 to add an Automatic Rollover Provision for future maturity date extensions. The current maturity date is April 28, 2018. Loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis. At December 31, 2017, the outstanding loan balance totaled $2,000,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying value of subordinated borrowings approximates fair value.

11.   Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include customers and broker-dealers.   In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.   It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote.   The Company has no current claims or losses pursuant such contracts.

13.   Lease Obligations

The Company operates from leased office space in Los Angeles and New York.   On November 2, 2015, the Company amended the Los Angeles lease to rent additional space with an annual increase in lease payments of 3.5% per year.   The lease is scheduled to expire on June 30, 2023.   The New York office space is sub-leased on a month-to-month basis.

The approximate future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending	Office	Equipment & Software	Total
December 31, 2018	$ 529,539	$ 738,433	$ 1,267,972
December 31, 2019	545,411	530,678	1,076,089
December 31, 2020	577,910	335,771	913,681
December 31, 2021	628,355	32,781	661,136
December 31, 2022	647,164	–	647,164
Thereafter	328,364	–	328,364
	$ 3,256,743	$ 1,637,663	$ 4,894,406

14.   Stockholder's Equity

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share. As of December 31, 2017, the Parent was the owner of 100% (4,917,735 shares) of the issued common stock of the Company.

In March and April 2017, the Company received additional capital contributions from the Parent that totaled $1,534,378.

On July 31 and August 2, 2017, the Company received additional capital contributions of $22,000,000 and $2,139,218 from the Parent, respectively. Both amounts were recorded as additional paid in capital. The source of the funds for the capital contributions were debt financing agreements entered into by ETCGG on July 31, 2017. The Company is not a party nor a guarantor to the debt financing agreement.

As part of the ETCGG financing agreements, on July 31, 2017, a vendor of the Company converted a $2,000,000 receivable from the Company to a senior secured note from ETCGG. This conversion was recorded as additional paid in capital, as the financing does not permit recourse back to the Company in the event of default by ETCGG of its obligations under the secured note.

The ETCGG financing agreements also permit ETCGG to request additional committed advances if certain conditions are met. As a result of these provisions, ETCGG increased its outstanding loan balance on December 29, 2017 by $1,000,000 and directed the Parent to make an additional capital contribution of the same amount to the Company on that day.

15.   Income Taxes

The Company's taxable income or loss is included in the consolidated tax return filed by the Parent. In the consolidated tax return, the Company's taxable loss is added to the Parent's taxable loss in arriving at the consolidated taxable loss. If current year consolidation results in taxable income, then such income is further offset by the consolidated carry-forward losses. During 2017, the Company had taxable loss of approximately $10.0 million for Federal and State purposes and no current tax was due at the consolidated level.

15.   Income Taxes (continued)

The Company has recorded a deferred tax asset, for the expected future benefit of net operating losses carried forward of approximately $16.8 million and $17.9 million, for Federal and State purposes, respectively, at December 31, 2017. These net operating losses will expire between the years 2029 and 2037. At December 31, 2017, the Company had recorded a deferred tax asset of approximately $4.8 million and also recorded a valuation allowance of approximately $4.8 million based on the belief that the deferred tax asset may not be fully realized due to lack of net taxable income at the Parent level. The deferred tax asset and corresponding valuation allowance increased by approximately $1.4 million for the year ended December 31, 2017.

On December 22, 2017 the US government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA reduces the US statutory corporate income tax rate from 35% to 21% effective January 1, 2018 and changes rules related to uses and limitations of net operating loss carryforwards for periods beginning after December 31, 2017.

As a result of the corporate tax rate reduction to 21% effective January 1, 2018, the Company had to reduce its deferred tax asset to reflect the lower tax benefit that will be received when the net operating losses are utilized in the future. The approximately $1.4 million increase in the deferred tax asset in 2017 is net of an approximately $1.9 million reduction relating to the impact of the reduction in the corporate rate.

As of December 31, 2017, all tax years after 2013 remain open for tax authority examinations. The Company has not received any notices of examination from any tax authorities for any of the open tax years.   The carry-forward losses are subject to annual limitations.

16.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method which requires the maintenance of minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2017, the Company had net capital of $23,040,168 which was $21,694,182 in excess of its required net capital of $1,345,986.

17. Cash Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in special reserve accounts for the exclusive benefit of customers and Proprietary Accounts of Brokers ("PAB").

As of December 31, 2017, the Company made a computation related to customer Rule 15c3-3 and was required to maintain a balance of $23,351,852 in this account. The Company had segregated cash in a demand account with a value of $20,332,524 as of December 31, 2017. On January 2, 2018, the Company made a cash deposit of $4,775,000 into this account for a total cash balance of $25,107,524.

As of December 31, 2017, the Company made a computation related to PAB Rule 15c3-3 and was required to maintain a balance in this account of $2,545,567. The Company had segregated cash in a demand account with a value of $3,294,329 as of December 31, 2017. No additional movements were made regarding this account.

18. Contingencies and Settlements

SEC 2016 Examination

In September 2016, the SEC issued its initial report for its 2016 examination of the Company. The SEC's findings identified exceptions in the areas of maintenance of Possession or Control and Hypothecation of fully paid for securities.

The Company's response in October 2016 contested some exceptions while proposing corrective measures for others. In December 2016, the matter was referred to SEC Enforcement which requested additional documentation from the Company. On March 21, 2017, the Company met with the SEC in their Los Angeles offices to discuss the issues noted in the examinations.

On November 11, 2017, the SEC made an offer of settlement relating to this matter of $80,000. The Company has indicated to the SEC their acceptance of their offer. Included in accounts payable and accrued expenses in the accompanying financial statements is an accrual of $80,000.

18. <u>Contingencies and Settlements (continued)</u>

<u>FINRA 2015 OATS and 2016 TFCE Examinations</u>

In 2015, FINRA's Market Regulation department referred three matters to FINRA Enforcement relating to the reporting of OATS to FINRA. These matters, dealing with the Company's failure to timely submit Reportable Order Events ("ROEs") as well as failure to repair rejected ROEs, were consolidated into one matter with Enforcement.

In February 2017, the Company was informed that FINRA Enforcement was seeking to recommend a penalty on this matter. The factors considered as a basis for recommending the penalty amount included, but were not limited to, the volume of late submissions and repair failings versus the total amount of ROEs, statistical comparison of the peer group, and the Company's disciplinary history. On May 30, 2017 FINRA informed the Company that it would be contacted to discuss a possible resolution of the case before any other steps were taken.

In January 2017, the Company was in receipt of a disposition letter for the FINRA Trading and Financial Compliance Examinations ("TFCE") group examination. Exceptions with respect to incorrect and unreported OATS submissions and blotter books and records were referred to FINRA's Quality of Markets for review and disposition under a separate examination. In referring this matter to FINRA Enforcement, it was combined with the FINRA 2015 OATS matter discussed above.

<u>FINRA 2016 and 2017 Cycle Examination</u>

The Company was issued a disposition letter for the 2016 routine examination in April 2017. The disposition letter for the 2017 routine examination was issued in January 2018.

The disposition letter for the 2016 routine examination referred exceptions in the following areas to Enforcement for its review and disposition: Reserve Formula Computations, Books and Records, Operations, Net Capital, Governance and Controls over Data Quality, Vendor Management, Margin/Portfolio Margin, Market Access Controls, Possession or Control Requirements and Supervision.

The disposition letter for the 2017 routine examination referred exceptions in the following areas to Enforcement for its review and disposition: Registration Categories, Supervision, Capital Compliance, Limitation on Withdrawal of Equity Capital, Possession or Control, Books and Records, Business Continuity Plans, Records to be Made by or Preserved by Certain Exchange Members, Brokers and Dealers, Customer Account Statements, Periodic Security Counts, Verifications and Comparisons, Portfolio Margin, and Standards of Commercial Honor and Principles of Trade.

18. Contingencies and Settlements (continued)

FINRA 2016 and 2017 Cycle Examination (continued)

The Company's response to the examination reports contested those exceptions where the Company believed that it operated in accordance with the applicable rules. The responses otherwise listed corrective actions or action plans that the Company undertook in order to address the noted exceptions.

Items pertaining to two of the exceptions in the 2016 examination, regarding deposits of micro-cap certificates and monitoring of trade surveillance reports, were assigned a separate matter number and were disposed of without further action in August 2017.

As the Company has not received any communication from Enforcement on these matters, it does not believe that a penalty is estimable at this time regarding these matters.

FINRA Legal Inquiry

In August 2017, the Company received a Wells Letter from FINRA relating to the exceptions noted regarding the Company's handling of Intermarket Sweep Orders ("ISOs") in the third quarter of 2014 and the first quarter of 2015. The exceptions primarily pertained to the Company's failure to retain snapshots of market quotes with which they could ascertain whether the ISOs were permitted to trade through. In January 2018, the Company agreed to settle this matter for $40,000. Included in accounts payable and accrued liabilities in the accompanying financial statements is an accrual of the settlement amount.

Other

During 2017, the Company entered into an order with FINRA that settled various items that were open from the 2013-2015 examinations.

Included in accounts payable and accrued liabilities is a total accrual of $595,000 relating to the settlement of all open regulatory proceedings.